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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (Amendment No. 3)

                            HILITE INDUSTRIES, INC.
                                (Name of Issuer)

                HILITE INDUSTRIES, INC.                                      SAMUEL M. BERRY
                  HILITE HOLDINGS, LLC                                        CHRIS A. CURTO
                  HILITE MERGECO, INC.                                      ARTHUR D. JOHNSON
             JAMES E. LINEBERGER, JR. TRUST                                  RONALD E. REINKE
              GEOFFRY S. LINEBERGER TRUST                                    DONALD M. MAHER
              CHRISTOPHER LINEBERGER TRUST                                    WILLIE VERCHER
          THE BRADY FAMILY LIMITED PARTNERSHIP                        DR. KRISHNAMURTHY SUNDARARAJAN

                      (Name of Person(s) Filing Statement)

        COMMON STOCK, PAR VALUE $0.01 PER SHARE                                431353 10 1
             (Title of Class of Securities)                       (CUSIP Number of Class of Securities)

                                SAMUEL M. BERRY
                     PRESIDENT AND CHIEF OPERATING OFFICER
                            HILITE INDUSTRIES, INC.
                                1671 S. BROADWAY
                            CARROLLTON, TEXAS 75006
                                 (972) 242-2116
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

                EDWARD R. MANDELL, ESQ.                                 CHRISTOPHER M. KELLY, ESQ.
                JORDAN A. HORVATH, ESQ.                                   PATRICK J. LEDDY, ESQ.
          PARKER CHAPIN FLATTAU & KLIMPL, LLP                           JONES, DAY, REAVIS & POGUE
              1211 AVENUE OF THE AMERICAS                                  901 LAKESIDE AVENUE
                NEW YORK, NEW YORK 10036                                  CLEVELAND, OHIO 44114
                     (212) 704-6000                                           (216) 586-3939

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE
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
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                    $71,537,850                                           $14,308
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

* For purposes of calculating fee only. This transaction applies to an aggregate of 5,020,200 shares of common stock of Hilite Industries, Inc. (the sum of (i) 4,900,000 outstanding shares of common stock and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $14.25 per unit.

The proposed maximum aggregate value of transaction is $71,537,850.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,308

Form or Registration No.: Schedule 13E-4

Filing Party: Hilite Industries, Inc.

Date Filed: May 3, 1999
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

                                  INTRODUCTION

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Hilite Industries, Inc., a Delaware corporation (the "Company"), Hilite Holdings, LLC, a Delaware limited liability company, Hilite Mergeco, Inc., a Delaware corporation, the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, $0.01 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (d)(1) and (d)(2) hereto, respectively. The Statement was initially filed with the Securities and Exchange Commission on May 3, 1999; Amendment No. 1 to the Statement ("Amendment No. 1") was filed with the Securities and Exchange Commission on May 20, 1999; and Amendment No. 2 to the Statement was filed with the Securities and Exchange Commission on May 27, 1999.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by the Company, which is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction and by Hilite Holdings, LLC, a Delaware limited liability company ("Buyer"), Hilite Mergeco, Inc., a Delaware corporation ("Merger Subsidiary"), the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris
A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan (the "Continuing Stockholders"), all of whom are or may be considered affiliates of the Company.

     (a)-(d) and (g) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company," "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" and "SCHEDULE I. Directors and Executive Officers of the Company" is incorporated herein by reference.

         Item 2(a)-(g) is being amended and supplemented by the following:

         The following paragraph is hereby added after the second paragraph on page 43 under "THE TENDER OFFER -- 15. Certain Information Concerning Buyer and Merger Subsidiary" contained in the Offer to Purchase:

                  "Buyer was formed pursuant to an investment program among Carreras, Kestner & Co., L.L.C., Carreras, Kestner Investors, L.L.C., Citicorp Venture Capital Corporation, Key Equity Capital Corporation/Key Equity Partners 99 and Kelso & Company, L.P. Each investor is a member of Buyer. Carreras, Kestner & Co., L.L.C., as the manager of the investment program, was responsible for finding, structuring, negotiating and causing Buyer to enter into the Merger Agreement after receiving approval of the Transactions from an investment board comprised of designees of the investors. The role of the members of Buyer other than Carreras, Kestner & Co., L.L.C. in connection with the Transactions has been, and will continue to be, limited to funding their respective capital commitments with respect to the equity portion of the financing."

         The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" is hereby amended as follows:

                  The section heading is hereby amended to "THE TENDER OFFER --
         Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary".

                  The information set forth in the first paragraph on page 44 under "THE TENDER OFFER -- Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary" is hereby amended and restated as follows:

                           "Neither CK&Co., Buyer nor Merger Subsidiary had any
                  relationship with the Company prior to the commencement of the discussions that led to the execution of the Merger Agreement. None of CK&Co., Buyer and Merger Subsidiary believe that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act."

     (e)-(f) Neither the Company, Buyer, Merger Subsidiary, the Continuing Stockholders, nor any natural person listed in "SCHEDULE I. Directors and Officers of the Company" or "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" of the Offer to Purchase during the past five years, to its or his knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) other than as set forth in "SCHEDULE I. Directors and Executive Officers of the Company," was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Related Party Transactions" and "SPECIAL FACTORS -- Background of the Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Transactions" and "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" is incorporated herein by reference.

         Item 3(a)-(b) is hereby amended and restated by replacing the word "proposals" with the word "presentations" in each place that it appears in the first paragraph on page 4 under "SPECIAL FACTORS -- Background of the Transaction" contained in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Rights of the Stockholders in the Transactions", "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement," "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date," "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares," "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares," "THE TENDER OFFER -- Section 4. Withdrawal Rights," "THE TENDER OFFER -- Section 10. Financing of the Transactions," "THE TENDER
OFFER -- Section 11. Effect of the Transactions on the Market for the Shares; Exchange Act Registration," "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer," "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER -- Section 17. Miscellaneous" is incorporated herein by reference.

     Item 4(a) is hereby amended and supplemented by the following:

     The following two paragraphs are hereby added as the final two paragraphs under "SPECIAL FACTORS--Purposes and Reasons of the Company for the Transactions" contained in the Offer to Purchase:

             "The structure of the Transactions was the result of extensive negotiations between Buyer and the Company. In connection with such negotiations, Buyer indicated its desire to structure the Transactions to qualify for recapitalization accounting. In order to induce Buyer to proceed with the Transactions and to provide the Company's stockholders with the benefits of Buyer's offer for the Company, the Company ultimately agreed to proceed based on Buyer's proposed structure.

             The Board of Directors decided to pursue the Transactions at this time because of (i) the anticipated impact of certain trends affecting the Company and its business, including automotive supplier consolidation and the increasing importance of size and global presence for continuous growth, (ii) the perceived undervaluation of the Shares in the market, and
     (iii) the lack of liquidity for the Shares and the determination that a private sale of the Company would likely provide substantially greater value to the Company's stockholders than could be obtained through the public market.

     The parties acknowledge that the condition to the Offer set forth in clause
(iv) of "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer" of the Offer to Purchase will be satisfied or waived by the Company, Buyer and Merger Subsidiary on or before the Expiration Date.

     The parties acknowledge that the condition to the Offer set forth in clause
(vii) of "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer" of the Offer to Purchase has been waived by the Company, Buyer and Merger Subsidiary.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" and "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" is incorporated herein by reference.

      Item 4(a)-(b) is hereby amended and restated to incorporate by reference the amendment to Item 3(a)-(b) set forth above.

 ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "THE TENDER OFFER -- Section 11. Effects of the Transactions on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference.

     Item 5(a)-(g) is hereby amended and supplemented to incorporate by reference the amendments to Item 3(a)-(b) and Item 4(a) set forth above.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions" and "SPECIAL FACTORS -- Plans for the Company After the Transactions; Certain Effects of the Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Transactions" and "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the

Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Position of Buyer Regarding Fairness of the Transactions," and "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- Rights of the Stockholders in the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares," "THE TENDER OFFER -- Section 5. Certain U.S. Federal Income Tax Consequences," "THE TENDER OFFER -- Section 10. Financing of the Transactions" and "THE TENDER OFFER -- Section 11. Effect of the Transactions on the Market for Shares; Exchange Act Registration" is incorporated herein by reference.

         Item 7(a) and (c) are hereby amended and restated to incorporate by reference the amendments to Item 3(a)-(b)set forth above, and amended and supplemented to incorporate by reference the amendments to Item 4(a) set forth above.

         Item 7(b) is hereby amended and supplemented by the following:

         The following two paragraphs added by Amendment No. 1 after the first full paragraph on page 8 of the Offer to Purchase under "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions" are hereby amended and restated to read in their entirety as follows:

                  "The Board and the Disinterested Directors determined that it was not necessary to appoint a committee of independent directors or an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement. In making such determination, the Board and the Disinterested Directors carefully considered the fact that proposals to acquire the Company were solicited on behalf of the Company prior to any consideration of whether any stockholders would retain an equity interest in the Surviving Corporation, and noted that the Disinterested Directors are not employed by the Company and will have no financial interest in the Company following consummation of the Merger. The Disinterested Directors were given an opportunity to separately meet with Bowles Hollowell and legal counsel and evaluate the fairness of the Transactions to unaffiliated stockholders. Thereafter, all of the Directors, including the Disinterested Directors, voted to approve the Transactions. All of the Directors, including the Disinterested Directors, and each of the Continuing Stockholders, Buyer and Merger Subsidiary, believe that the Transactions are and were approved in a manner that was procedurally fair to unaffiliated stockholders.

                  In connection with its deliberations, the Board did not consider, and did not request that Bowles Hollowell evaluate the Company's liquidation value. The Board did not view the Company's liquidation value to be a relevant measure of valuation, given that the Offer Price significantly exceeded the book value per Share of the Company, and it was the Board's view that the Company is more valuable as a going concern than its net book value per Share. However, there can be no assurance that the liquidation value would not produce a higher valuation of the Company than its value as a going concern."

         In addition, clause (i) in the subsection entitled Recommendation of Disinterested Directors and the Board under "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

                  "(i) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, whether affiliated or unaffiliated,"

         Item 7(a), (c) and (d) are hereby amended and supplemented by the following:

         The following paragraph is hereby added as the final paragraph under "SPECIAL FACTORS - Plans for the Company after the Transactions; Certain Effects of the Transactions" contained in the Offer to Purchase:

                  "Additionally, the stockholders (other than the Continuing Stockholders with respect to the retained Shares) will receive a premium for their Shares above the all-time high trading price of the stock, based upon historical share price data."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions," "SPECIAL FACTORS -- Opinion of Bowles Hollowell," "SPECIAL FACTORS -- Position of Buyer Regarding Fairness of the Transactions," "SCHEDULE
II. Opinion of Bowles Hollowell" and "SPECIAL FACTORS -- Rights of the Stockholders in the Transactions" is incorporated herein by reference.

         Item 8(a)-(e) is hereby amended and supplemented by the following:

         The last sentence of the subsection entitled Analysis of Selected Public Company Trading and Financial Information under "SPECIAL FACTORS -- Opinion of Bowles Hollowell" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

                  "This analysis indicated multiples for the Selected Companies of latest 12 months and estimated calendar 1999 EPS of 8.3x to 17.6x (with a median of 13.5x) and 7.2x to 11.5x (with a median of 8.9x), respectively, and latest 12 months revenues, EBIT and EBITDA of 0.6x to 1.7x (with a median of 0.9x), 8.2x to 12.2x (with a median of 10.0x) and 4.7x to 8.6x (with a median of 6.3x), respectively. Implied multiples for the Company based on the Offer Price of latest 12 months and estimated calendar 1999 EPS of 13.8x (based on latest 12 months
         EPS), 13.4x (based on calendar 1999 EPS estimates as reported by First
         Call), respectively, and latest 12 months revenues, EBIT and EBITDA of 1.0x, 9.7x and 6.8x, respectively, compare favorably with the preceding multiples for the Selected Companies. Although the implied multiple of EBIT is slightly below the median EBIT multiple of the Selected Companies, the implied multiple is well within the range of multiples for the Selected Companies. Furthermore, Bowles Hollowell believes that implied multiples of the Company based on the Offer Price compare favorably with the multiples of the Selected Companies given the relatively small size of the Company (market capitalization of $53.1 million) compared to the Selected Companies (market capitalization ranging from $55.2 million to $7.8 billion, with a median of $651.1 million). Bowles Hollowell believes its analysis of the Selected Companies supports its conclusion as to the fairness of the Offer Price from a financial point of view."

         The last three sentences of the subsection entitled Analysis of Selected Merger and Acquisition Transactions under "SPECIAL FACTORS -- Opinion of Bowles Hollowell" contained in the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

                  "Implied multiples for the Company based on the Offer Price of latest 12 months EPS revenues, EBIT, and EBITDA of 13.8x, 1.0x, 9.7x, and 6.8x, respectively, compare favorably with the preceding multiples for the Selected Merger and Acquisition Transactions. Bowles Hollowell also compared the premiums paid in the Selected Merger and Acquisition Transactions with the premium payable in the Transactions. The premiums paid in the Selected Merger and Acquisition Transactions, based on the target company's closing stock price 30 days prior to public announcement of such transaction, were 5.3% to 78.1% (with a median of 40.5%). The premium payable in the Offer and the Merger, based on the closing stock price of the Shares 30 days prior to the Board meeting held on April 22, 1999 to evaluate the proposed Transactions, was 39.0%. Although the implied multiples of latest 12 months EPS and EBIT and the premium payable are slightly below the median comparable multiples of premium paid of the Selected Merger and Acquisition Transactions, the implied multiples and premium payable are well within the range of multiples and premiums paid of the Selected Merger and Acquisition Transactions. Furthermore, Bowles Hollowell believes the implied multiples and premium payable compare favorably to the Selected Merger and Acquisition Transactions multiples and premiums paid given the Company's small size (enterprise value of $69.1 million) compared to the Selected Merger and Acquisition Transactions (enterprise value ranging from $17.5 million to $6.6 billion, with a median of $110.0 million). Bowles Hollowell believes its analysis of Selected Merger and Acquisition Transactions supports its conclusion as to the fairness of the Offer Price from a financial point of view."

         In addition, Item 8(a)-(e) is hereby amended and supplemented to incorporate by reference the amendments to Item 7(b) set forth above, and Item 8(a)-(f) is hereby amended and restated to incorporate by reference the amendments to Item 3(a)-(b) set forth above.

     (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Transactions" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions," "SPECIAL FACTORS -- Opinion of Bowles Hollowell," and "SCHEDULE II -- Opinion of Bowles Hollowell" is incorporated herein by reference.

         Item 9(a)-(c) is hereby amended and restated to incorporate by reference the amendments to Item 3(a)-(b) set forth above and amended and supplemented to incorporate by reference the amendments to Items 7(b) and 8(a)-(e) set forth above.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference.

         Item 10(a) is hereby amended and restated as follows:

                  The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference. Pursuant to the Stockholders Agreement, dated as of April 26, 1999, among Buyer, Merger Subsidiary and certain stockholders of the Company listed on Schedule A to that agreement (the "Continuing Stockholders"), Buyer and Merger Subsidiary may be construed as being the beneficial owners of 3,802,650 Shares. Such Shares constitute 75.7% of the outstanding Shares. Buyer and Merger Subsidiary filed statements on Schedule 13D relating to such beneficial ownership on May 7,1999 and Buyer, Merger Subsidiary and the Continuing Stockholders filed an amendment to the statement on Schedule 13D relating to such beneficial ownership on May 20, 1999. CK&Co. does not beneficially own any Shares of the Company.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
          WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and The Board; Fairness of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyers and Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions," "SPECIAL FACTORS -- Transactions and Arrangements

Concerning the Shares" "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference.

     Item 12(a)-(b) is hereby amended and restated to incorporate by reference the amendments to Item 3(a)-(b) set forth above and amended and supplemented to incorporate by reference the amendments to Item 7(b) set forth above.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company", "THE TENDER OFFER -- Section 8. Recent Developments," and "THE TENDER OFFER -- Section 9. Summary Historical Financial Information" is incorporated herein by reference. In addition, the Company's audited financial statements and related notes as of June 30, 1997 and June 30, 1998 and for the three years ended June 30, 1998, and the Company's unaudited Balance Sheet as of March 31, 1999 and June 30, 1998, the Statement of Operations for the Three and Nine-Month periods ended March 31, 1999 and 1998 and Statement of Cash Flows for the Nine-Month periods ended March 31, 1999 and 1998 are attached to the Offer to Purchase as Schedules IV and V thereto, respectively.

     Item 14(a) is hereby amended and supplemented by the following:

     The first sentence under "THE TENDER OFFER" -- Section 9. Summary Historical financial Information" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "The following table sets forth selected consolidated financial data with respect to the Company for each of the five years as of and for the years ended June 30, 1998 and should be read in conjunction with the audited financial statements (including the related notes thereto) included as Schedule IV to the Offer to Purchase."

     Furthermore, the following information regarding book value per Share is hereby added after the last sentence under "THE TENDER OFFER -- Section
9. Summary Historical Financial Information" contained in the Offer to
Purchase:

     "Shareholders' equity per share was $6.14 at March 31, 1999, compared to $5.34 per share at June 30, 1998."

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" is incorporated herein by reference.

     Item 14(b) is hereby amended and supplemented by the following:

     The following sentence is hereby deleted from the first paragraph under "SPECIAL FACTORS - Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase:

     "Neither the Company nor any other party assumes any responsibility for the accuracy or validity of the Projections."

     In addition, certain projections set forth under "SPECIAL FACTORS - Cautionary Statements Concerning Forward-Looking Statements and
Company Financial Projections" contained in the Offer to Purchase have been revised. Specifically, the following paragraph is hereby added to the end of "SPECIAL FACTORS- Cautionary Statements concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase:

          "The above described projections were calculated based on the following assumptions:

          (i) The Company's sales department estimated monthly quantity estimates for fiscal year 1999 and quarterly quantity for fiscal years 2000 and 2001. The part number sales estimates were based upon an annual build rate of 15 million unit U.S. automotive production. Based on that information, the existing standard cost in the Company's system was applied to the related part numbers to calculate the standard gross margin. For new programs that did not have a standard cost in the Company's system, an estimated cost was determined based upon bid estimates.

          (ii) Material, labor and overhead variances were estimated on a divisional basis based upon past experience and other known factors. Gross margin was then computed based upon these results. The gross margin percentages were reviewed for consistency and reasonableness.

          (iii) Detailed selling, general and administrative expenses were estimated based upon historical experience and other known factors.

          (iv) Interest was calculated on estimated loan balances using scheduled interest rates with no fluctuations expected in rates in the future.

          (v) Taxes were applied on a straight 37.5% of the company's profit with respect to the Company's Dallas, Texas operations and 38% at the Company's subsidiary, North American Spring & Stamping, Inc., consistent with past practices."

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (d)(10) Press Release issued by the Company on May 28, 1999.

SCHEDULE V TO THE OFFER TO PURCHASE.

The following footnote is hereby added after the Consolidated Statements of Cash Flows as a footnote to Schedule V of the Offer to Purchase:

          "1. The interim consolidated financial statements of the Company at March 31, 1999 and for the three and nine-month period ended March 31, 1999, are unaudited, but include all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation. The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes, and are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1999."

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 1999

                                            HILITE INDUSTRIES, INC.
                                            /s/ SAMUEL M. BERRY
                                            ------------------------------------
                                            By: Samuel M. Berry
                                                President and Chief Operating
                                            Officer

                                            HILITE HOLDINGS, LLC
                                            /s/ JOSEPH W. CARRERAS
                                            ------------------------------------
                                            By: Joseph W. Carreras
                                                President

                                            HILITE MERGECO, INC.
                                            /s/ JOSEPH W. CARRERAS
                                            ------------------------------------
                                            By: Joseph W. Carreras
                                                President

                                            JAMES E. LINEBERGER, JR. TRUST
                                            /s/ JAMES E. LINEBERGER, JR.
                                            ------------------------------------
                                            By: James E. Lineberger, Jr.
                                                Trustee

                                            GEOFFRY S. LINEBERGER TRUST
                                            /s/ JAMES E. LINEBERGER, JR.
                                            ------------------------------------
                                            By: James E. Lineberger, Jr.
                                                Trustee

                                            CHRISTOPHER LINEBERGER TRUST
                                            /s/ JAMES E. LINEBERGER, JR.
                                            ------------------------------------
                                            By: James E. Lineberger, Jr.
                                                Trustee

                                            THE BRADY FAMILY LIMITED
                                            PARTNERSHIP

                                            /s/ DANIEL W. BRADY
                                            ------------------------------------
                                            By: Daniel W. Brady
                                                General Partner

                                            /s/ SAMUEL M. BERRY
                                            ------------------------------------
                                            Samuel M. Berry

                                            /s/ CHRIS A. CURTO
                                            ------------------------------------
                                            Chris A. Curto

                                            /s/ ARTHUR D. JOHNSON
                                            ------------------------------------
                                            Arthur D. Johnson

                                            /s/ RONALD E. REINKE
                                            ------------------------------------
                                            Ronald E. Reinke

                                            /s/ DONALD M. MAHER
                                            ------------------------------------
                                            Donald M. Maher

                                            /s/ WILLIE VERCHER
                                            ------------------------------------
                                            Willie Vercher

                                            /s/ DR. KRISHNAMURTHY
                                            SUNDARARAJAN
                                            ------------------------------------
                                            Dr. Krishnamurthy Sundararajan

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(d)(10)        Press Release issued by the Company on May 28, 1999.